Exhibit 99.2

CONFORMED COPY

UNWIND AGREEMENT

Date:	April 4, 2012

To:	Telenor East Holding II AS (“Counterparty”)
Telephone No.:	Redacted
Facsimile No.:	Redacted
Attention:	Redacted

From:	J.P. Morgan Securities Ltd. (“Bank”)
Telephone No.:	Redacted
Facsimile No.:	Redacted
Attention:	Redacted

Subject:	Unwind Agreement with respect to the Transaction under the Confirmation dated July 22, 2011 (as amended by Amendment No. 1 to the Confirmation, dated October 7, 2011)

The purpose of this Unwind Agreement (this “Agreement”) is to terminate the Transaction (as defined below) entered into between Counterparty and Bank and set forth the terms and conditions of certain other transactions in connection therewith. Reference is made to the ISDA Master Agreement dated July 22, 2011 (the “Master Agreement”), entered into between Counterparty and Bank.

This Agreement relates to the Confirmation, dated July 22, 2011 (as amended by Amendment No. 1 to the Confirmation, dated October 7, 2011, the “Confirmation”), between Counterparty and Bank, in respect of the total return swap transaction referenced therein (the “Transaction”) relating to the Shares. Capitalized terms used herein but not defined herein shall have the meanings given to such terms in the Confirmation (including such terms that are incorporated by reference).

Bank and Counterparty desire to terminate the Transaction in its entirety (the “Termination”). In addition, Bank and Counterparty desire to set forth the terms and conditions of the purchase (the “Purchase”) by Counterparty, and the sale by Bank, of Shares as set forth herein. In consideration of their mutual covenants herein contained and notwithstanding anything to the contrary in the Confirmation or the Master Agreement, the parties hereto, intending to be legally bound, hereby mutually covenant and agree as follows:

1. Termination.

(a) Bank and Counterparty hereby agree that, in full satisfaction of its obligations in respect of the Termination, Counterparty shall pay to Bank on the Payment Date (as defined below) an amount in USD (the “Termination Payment”) equal to the Termination Payment Amount (as defined below) for the Transaction terminated hereunder.

Termination Payment Amount:	USD 2,559,086.

Payment Date:	April 4, 2012.

(b) Bank and Counterparty further agree that, following the Termination Payment, the Transaction shall be terminated in its entirety and the parties shall be released from any remaining obligations with respect to the Transaction (other than the obligations of Counterparty with respect to the representations and warranties previously made by Counterparty under the Confirmation and the obligations of Counterparty set forth in Section 4 of the Confirmation, each of which obligations shall survive the Termination).

(c) For purposes of the Credit Support Annex to the Schedule to the Master Agreement (the “CSA”), Counterparty shall pay to Bank on the Payment Date an amount in USD equal to the Return Payment Amount (as specified below) (the “Return Payment”), and Bank and Counterparty agree that the Return Payment shall satisfy Counterparty’s obligation to pay the Return Amount (as defined in CSA) under Paragraph 2(b) of the CSA with respect to the Transaction.

Return Payment Amount:	USD 4,300,324.

2. Purchase and Sale of Shares. Bank agrees to sell to Counterparty, and Counterparty agrees to buy from Bank, on the Payment Date, on a delivery-versus-payment basis (including, for the avoidance of doubt, upon payment of the Return Payment), 65,000,000 Shares (the “Purchased Shares”) at a price per Share equal to USD 11.00, for a total cash payment in USD equal to USD 715,000,000 (the “Aggregate Purchase Payment”).

3. Representations, Warranties, Acknowledgments and Agreements. Counterparty hereby repeats all the representations, warranties, acknowledgments, agreements and covenants contained in Section 3 of the Master Agreement and Section 3 of the Confirmation, except for those contained in subsection 3(c) of the Confirmation, as of the date hereof and as of the effective date of this Agreement, as if such representations, warranties, acknowledgments, agreements and covenants were made with respect to this Agreement. For the avoidance of doubt, and without limiting the generality of the foregoing, Counterparty represents, warrants and covenants in particular that, in entering into this Agreement, it has complied with all applicable requirements of Rule 10b5-1, as described in Section 3(j) of the Confirmation. For the avoidance of doubt, Counterparty will file promptly an amendment to its Schedule 13D, in the form previously provided to Bank, disclosing the termination of the Transaction and the other transactions contemplated by this Agreement.

4. Additional Representations and Warranties. Counterparty hereby unconditionally and irrevocably warrants and represents in favor of Bank that:

(a) Counterparty has the necessary corporate authority to enter into this Agreement on the terms and conditions as set forth herein; and

(b) by entering into this Agreement, (i) Counterparty is acting pursuant to and in accordance and compliance with the authorizing resolutions set forth by Counterparty board of directors in a meeting held on April 3, 2012 (the “Authorizing Resolution”) which is in full force and effect on the date hereof; (ii) the management has satisfactorily completed the internal checks referred to in the Authorizing Resolution; and (iii) the authority pursuant to the Authorizing Resolution includes the authority to enter into this Agreement.

5. Effectiveness. This Agreement shall not become effective until the Counterparty delivers to Bank each of the following documents: certified copies of all corporate authorisations and any other documents of Counterparty with respect to the execution, delivery and performance of this Agreement, including the Authorizing Resolution, in form and substance reasonably satisfactory to Bank.

6. No Further Changes. Except as expressly set forth herein, all of the terms and conditions of the Confirmation and the Master Agreement shall remain in full force and effect and are hereby confirmed in all respects.

7. Guarantee Not Affected. The parties acknowledge that the guarantee agreement dated July 22, 2011 between Telenor ASA (“Guarantor”) and Bank as subsequently confirmed by a Confirmation Letter dated October 7, 2011 (the “Guarantee”) shall remain in full force and effect in accordance with its terms and shall not be affected by anything contained in this Agreement.

8. Governing Law; Jurisdiction. This Agreement, any non-contractual obligations arising out of or in relation to, this Agreement and the transactions hereunder will be governed by, and construed and enforced in accordance with English law. Notwithstanding any other provision or agreement to the contrary in Section 13(b) of the Master Agreement, each party hereby irrevocably submits to the exclusive jurisdiction of the English courts.

9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Except as provided above, this Agreement shall become effective upon execution hereof by Bank and Counterparty.

Please confirm that the foregoing correctly sets forth the terms and conditions of our agreement by executing this Agreement and returning a copy to J.P. Morgan Securities Ltd., MAILPOINT 3/01 AL, PO Box 161, 10 Aldermanbury, London EC2V 7RF or by fax on +44 20 7325 8205.

Yours faithfully,

/s/ Maarten Petermann
J.P. Morgan Securities Ltd.
Name: Maarten Petermann
Title: Managing Director

/s / Torbjørn M. Wist
Telenor East Holding II AS
Name: Torbjørn M. Wist
Title: Authorized Signatory